NEWS RELEASE 08-20	Sept. 11, 2008

DRILLING, ROAD BUILDING UNEARTH MORE NEAR-SURFACE GOLD AT FRONTEER’S LONG CANYON

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) is pleased to announce that drilling at Long Canyon has extended the length of known gold mineralization an additional 75 metres to the northeast and new drill road construction has exposed a long zone of high-grade gold, reinforcing the near-surface nature of mineralization at this important new project in northeastern Nevada.

New drill highlights include:

  3.67 grams per tonne gold (0.107 ounce per ton) over 32 metres (105 feet), including 9.43 g/t (0.275 oz/ton) over 9.1 metres (30 feet) in LC093C; and,
  3.52 g/t Au (0.103 oz/ton) over 13.7 metres (45 feet), including 9.97 g/t Au (0.291 oz/ton) over 2.5 metres (8.2 feet) in LC083C.

Gold mineralization has now been intersected in multiple, parallel zones over a strike length of approximately 1,200 metres (4,000 feet) and remains open in all directions.

Recent rock-chip sampling along a newly constructed road has also delivered impressive results. Continuous chip sampling of strongly oxidized material along the road-cut returned:

  4.19 g/t (0.122 oz/ton) over 118.6 metres (389 feet) on the road’s north and middle sections, including 24.74 g/t (0.722 oz/ton) over 12.2 metres (40 feet); and,
  2.50 g/t (0.073 oz/ton) over 27.4 metres (90 feet) on the southern portion of the road.

These chip sampling results do not represent true width of mineralization, but demonstrate both the continuity of grade and shallow occurrence of high-grade gold.

LONG CANYON DRILL RESULTS

Hole ID	From (feet)	To (feet)	Length (feet)	Au (ppb)	Au (oz/ton)	From (metres)	To (metres)	Length (metres)	Au (g/tonne)
LC083C	131.0	176.0	45.0	3521	0.103	39.93	53.65	13.72	3.52
including	162.8	171.0	8.2	9967	0.291	49.62	52.12	2.50	9.97
and	184.0	191.0	7.0	1059	0.031	56.08	58.22	2.14	1.06
and	192.6	196.0	3.4	1765	0.051	58.70	59.74	1.04	1.77
LC089C	180.0	193.5	13.5	620	0.018	54.86	58.98	4.12	0.62
LC093C	246.0	351.0	105.0	3665	0.107	74.98	106.98	32.00	3.67
including	276.0	306.0	30.0	9433	0.275	84.13	93.27	9.14	9.43
LC104	355.0	365.0	10.0	1015	0.03	108.20	111.25	3.05	1.02

*The geometry of mineralization at Long Canyon is still being determined. The current geological model predicts that the true widths of the mineralized intervals vary between 70-100% of the reported lengths of the drill intercepts. Holes LC080C, LC101, LC102 and LC106 had no reportable intercepts. See link to PDF for comprehensive drill results.

DOWNLOADABLE FEATURES

  Drill map: http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillMap0820.jpg
  Drill results: http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillResults0820.pdf
  Mineralization model: http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonMineralizationModel0820.pdf
  Road-cut photo: http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonRoadcutPhoto0820.pdf
  Rock-chip sampling results: http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonRockChipTable0820.pdf

Ongoing drilling and detailed mapping continue to contribute to our understanding of gold mineralization at Long Canyon. The deposit is strongly oxidized and is exposed at surface. Mineralization is sediment-hosted and associated with fault and collapse breccias along a limestone-dolomite contact.

Fronteer has completed approximately 11,500 metres of drilling through 2008. Fronteer's initial $3.2 -million program to advance Long Canyon includes plans to extend the deposit along strike to the northeast, southwest, and down dip, as well as in adjacent parallel zones to the northwest and southeast, with the goal of producing a project-first NI 43-101 resource estimate.

Fronteer is waiting for BLM approval of its Plan of Operations so it can begin to drill on the southwest portion of the property and test for continuity of zones along strike.

Long Canyon is under option from AuEx Ventures Inc. Under the terms of the option, Fronteer is the operator and may earn a majority interest (51%) by investing $5 million over a five-year period. Fronteer may earn an additional 14% by advancing Long Canyon through feasibility. Fronteer is expected to vest its 51% interest within the next few months.

Robert Felder, M.Sc. and Certified Professional Geologist, as recognized by the American Institute of Professional Geologists, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cutoff of 0.30 g/tonne. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 ft. (1.52m) intervals and core was sampled at geologically selected intervals. All drill samples were assayed by American Assay Laboratories (ISO9002:2002) in Reno, Nevada, for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 grams per tonne Au were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. Roadcut samples are collected as 10 foot (3.1m) channel samples along the length of surface exposures created during construction of drill roads. QA/QC included the insertion of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

LIQUIDITY
Fronteer is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$88 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.